

Doug Schaer

I invested in UpStaged because I believe Student Performing Arts is the last bastion of unclaimed real estate in competitive entertainment. UpStaged's unique hub for championship events and the actionable fan/player data they generate has enormous potential. I've successfully invested in, advised and/or operated dozens of companies while vetting hundreds more. The more I learned about UpStaged the more I thought, "I can't believe no one has ever done this!" I've experienced the world of sports from all sides: as athlete, investor, team owner, advisor, attorney, producer and baseball player agent. And while I also enjoy the theatre, improv, or a live music performance, to me each of those was just a different thing to go see and consume. I didn't feel the same unifying themes as I did with sports. However, it was not until I saw my own kids and their friends practicing and performing that a true spark went off and I recognized that performing arts are not only their own world, but share ties to what I'd always seen in sports: the same spirit of competition and common energy. Both sports and performing arts embody discipline, strength, flexibility, teamwork, persistence, pressure, guts, timing and the will to perform and compete. Ask any iconic athlete – they'll tell you they are artists - creative visionaries, with the field as their canvas. Like each sport, each performance genre brings its own skills and personal stories, but it was only recently that I realized the arts are really part of one greater whole. And there was opportunity to bring the two worlds of sports and performing arts together. Thinking about it as investor, everything else in sports and entertainment is nearing maturity, if not saturation. The NCAA reportedly generates over $14 billion a year in revenue. Yet, the entire college/high school performing arts space is amazingly fragmented, and almost completely unmonetized and untapped, and ironically, pay to play. Family, friends, grants and bake sales support these stars who are as passionate about their performances as any athlete. Creating a hub for ALL student performing arts is not only a unique business opportunity but a gift to the performing arts community at large. We are creating the ecosystem for student performing artists to be recognized by each other and passionate fans...along with a business model to organize, harness and monetize just some of that passion. I think it's about time we recognize that the artists who perform on stage are as serious competitors as any on the field. They deserve their time, and that time is now. Having worked with UpStaged CEO Stephan Hartman multiple times over the course of the past 15 years, including serving on the Board of the U.S. Sports Film Festival, which he founded and led, I will always support him due to his perseverance, focus and unwavering commitment to the success of his ideas. Steve is everything we should be looking for in an entrepreneur: a leader who is passionate, energetic, persistent, dedicated, competent, experienced, organized, detailed, and connected. He is someone who believes in, practices, and lives what he is promoting. As such, we're bringing talent, fans, technology, and commerce together to power a brand new ecosystem. This is the last available market, the last frontier. I think it's special and UpStaged is here to claim it. I've been in from the beginning as an advisor, early investor and now Lead Investor. Join us!

Invested $25,000 this round

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